                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934


                         For the month of: August 2001
                  ____________________________________________



                                   EIMO OYJ

                         (Eimo Public Limited Company)
________________________________________________________________________________

                (Translation of registrant's name into English)



                             Norokatu 5 Fin-15101
                                Lahti, Finland

________________________________________________________________________________

                   (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]           Form 40-F  [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

                               Explanatory Note
                               ----------------

Attached is:

1. Press Release, released publicly on August 15, 2001 (Extraordinary Meeting Approves Merger, and decides on Share Capital Increase, Warrants and Board Members)

2. Press Release, released publicly on August 15, 2001 (Interim Report January-June 2001)

3. Press Release, released publicly on August 15, 2001 (Eimo and Dow to Collaborate on the Development and Manufacture of Innovative Enclosures)

4. Press Release, released publicly on August 16, 2001 (Eimo-Triple S Merger Completed)


                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    EIMO OYJ



                                    By: /s/ Elmar Paananen
                                       --------------------------
                                       Name:   Elmar Paananen
                                       Title:  Vice Chairman


Dated: August 16, 2001

EIMO OYJ STOCK EXCHANGE RELEASE 15.8.2001 AT 11.45 1 (2)

EXTRAORDINARY SHAREHOLDERS' MEETING APPROVES MERGER AND DECIDES ON SHARE CAPITAL INCREASE, WARRANTS AND BOARD MEMBERS

Approval of Merger

The Extraordinary Shareholders' Meeting of Eimo Oyj approved today the merger between a wholly-owned Eimo subsidiary and the United States based Triple S Plastics, Inc. in accordance with the terms of the amended and reinstated merger agreement of 25 May, 2001. Following the merger, Eimo Oyj will own the entire share capital of Triple S Plastics, Inc.

Increase in Share Capital

The Extraordinary Shareholders' Meeting decided, in accordance with the Board proposal, to increase the company's share capital by a maximum of EUR 5,040,059 by issuing a maximum of 20,160,234 Series A shares. The Board of Directors will decide the exact amount of the increase later today. The Extraordinary Shareholders' Meeting decided to waive the pre-emptive rights of Eimo's shareholders and direct the entire share capital increase to the shareholders of Triple S, with a subscription price of EUR 1.37 per share. The Extraordinary Shareholders' Meeting further approved, in accordance with the Board proposal, that the shareholders of Triple S will pay for the share capital increase in shares of Triple S so that for each Triple S share, a Triple S shareholder will receive 4.5 Eimo Oyj Series A shares.

Warrants for Key Personnel of Triple S Plastics, Inc.

The Extraordinary Shareholders' Meeting decided, in accordance with the Board proposal, to issue warrants to personnel and board members of Triple S, in substitution for existing Triple S options, and with the effect of increasing the number of Eimo Oyj Series A shares by no more than 2,073,150.

New Board Members

The Extraordinary Shareholders' Meeting further decided, in accordance with the Board proposal, to elect Mr. Daniel B. Canavan and Mr. Evan C. Harter as Board Members for the remainder of the current term of office. Mr. Markku Sulonen has resigned from the Board of Directors. The Board thanks Mr. Sulonen for his service and his valuable contributions during a period of very fast growth for Eimo.


Eimo Oyj
Heikki Marttinen
President and CEO

                                                       2 (2)

Further information:

Elmar Paananen, Vice Chairman, IR   +358-500-503 865


DISTRIBUTION:
HEX Helsinki Exchange
Press

This press release includes statements that constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. This information involves risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. For certain information regarding these risks and uncertainties, reference is made to Eimo's Registration Statement on Form F-4 filed with the United States Securities and Exchange Commission on July 13, 2001 (copies of the prospectus from such registration statement are available from Eimo upon written request).

EIMO OYJ STOCK EXCHANGE RELEASE 15.8.2001 AT 8.30       1 (6)

INTERIM REPORT JANUARY-JUNE 2001
Figures are not audited

- Turnover EUR 48.9 million, growth of 27%
- Global operations starting

Performance in January-June

The company recorded a turnover in January-June 2001 of EUR 48.9 million (EUR
38.4 million in the corresponding period in the previous year), growth of 27.1%. The operating profit was EUR 0.9 (4.1) million and profit before extraordinary items was EUR 0.1 (4.2) million. The non-diluted and diluted earnings per share were EUR -0.01 (0.06). The Eimo Group has recently started operations in several countries, and in some of these the company recorded a loss during the review period. The relatively high taxes for the review period are in part due to cautious estimates of taxes and tax credits, and at the close of the financial year it may be possible to revise these figures so that they have a more positive impact on the net result.

During the first half of the year Eimo's turnover grew satisfactorily compared to the previous year. Start up costs of production plants outside Finland, other investments relating to international expansion and low-margin sales of bought-in components affected relative profitability. Extraordinary expenses of EUR 1.4 million consist mainly of costs recorded for the proposed merger of Triple S Plastics and Eimo.

Gross investments during January to June totaled EUR 7.1 (12.4) million. The balance sheet total at the end of June stood at EUR 103.7 (71.7) million. The company's financial position remained strong; the equity ratio was 49.5%.

Eimo employed on average 910 (712) people during the first half of 2001. On 30 June the company had 901 employees.

Developments in the second quarter

The second quarter of the year failed to meet its targets. The turnover exceeded the figure for the corresponding period last year by 12%. Profitability was affected particularly by the high proportion of fixed costs, including investments in international expansion.

Investments

Most of the investments in the review period were to modernize the factory in China.

                                     2 (6)

Clean rooms and a measuring room, including the necessary equipment, have been built at the factory and new injection molding machines have been purchased. The new paint shop at the Lahti factory started operations in June. Painting operations in Hollola that have been outsourced will be taken over by the company during the summer and move into Eimo's premises in Hollola.

Eimo becomes global partner for its customers

The merger agreement between Eimo and the U.S. company Triple S Plastics, Inc. was renegotiated in May. Under the new agreement the holders of Triple S shares and options will obtain approximately 30% of Eimo's shares and options in the form of new securities. Triple S' turnover for the financial year ending 31 March 2001 was USD 155 million. In April-June 2001 Triple S reported sales of USD 29.7 million.

Shareholder meetings of both companies will be held in the middle of August to decide officially on the merger. Through the merger Eimo will grow to become a globally significant supplier to the mobile communications sector, that can serve its clients on four continents.

Strategy confirmed

Eimo confirmed its strategy during the spring. The company's main objective is to be the leading company in its sector and a key supplier to its clients globally. Eimo aims at controlled growth, good profitability and increased shareholder value.

Shares

The daily closing price for Eimo's A shares in the period January to June ranged between EUR 1.28 and EUR 5.50. The closing price on 29 June 2001 was EUR 1.69.

Eimo's Annual General Meeting on 15 May 2001 approved a warrant program for 2001 under which the company can issue a maximum of 1,000,000 warrants with a subscription price determined by the average closing price for the company's A share in the period 21 May - 21 June 2001, raised by 30% and rounded to the nearest 5 cents. The subscription price per share became 2.70 euros, from which will be subtracted dividends paid in 2002 and thereafter before the start of each subscription period. However, together with its previous warrant program the company may issue only a maximum of 1,500,000 warrants.

Business prospects

Future projections in Eimo's sector have been frequently downgraded over the past months. Eimo has focused on further globalization so as to provide services in growing market areas and on raising operational efficiency.

                                     3 (6)

The merger with Triple S Plastics now being completed is the most significant factor affecting group prospects for the remainder of the year. Triple S will be consolidated with the Eimo Group in the accounts using the acquisition method, probably from August 16, 2001. Compared to the second quarter of 2001 Eimo's current operations should show higher sales and improved profitability in the third quarter, while significant improvements in sales and result are expected only in the fourth quarter. Overall, including the operations of Triple S, Eimo anticipates modest year-on-year sales growth in the third quarter but growth of at least 50% in the final quarter, which will include Triple S's figures for the whole period. As estimating Triple S profitability for the remainder of the year under Finnish accounting standards includes several uncertainties, Eimo remains cautious about its profit outlook for the rest of the year. However, the company does expect to show an improved operating profit in the second half of 2001 compared to the first half. Both current operations and those acquired through Triple S are expected to be profitable in 2002.

The interim report for January - September 2001 will be published on 14 November 2001.

Lahti, 15 August 2001

Eimo Oyj
Board of Directors

Further information:

Elmar Paananen, Vice Chairman, IR           +358-500-503 865
Heikki Marttinen, President and CEO              +358-3-85050


DISTRIBUTION:
HEX Helsinki Exchange
Press

This press release includes statements that constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. This information involves risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. For certain information regarding these risks and uncertainties, reference is made to Eimo's Registration Statement on Form F-4 filed with the United States Securities and Exchange Commission on July 13, 2001 (copies of the prospectus from such registration statement are available from Eimo upon written request).

ENCLS.

Consolidated profit and loss account
Consolidated balance sheet
Financial ratios

ENCL. NO. 1 TO EIMO'S STOCK EXCHANGE RELEASE       4 (6)

--------------------------------------------------------------------------------
Consolidated profit and           1-6/2001    1-6/2000      Change %
loss account                      1 000       1 000                    1-12/2000
                                  EUR         EUR                      1 000
                                                                       EUR
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
NET SALES                            48 857     38 436          27.1     105 530
--------------------------------------------------------------------------------
Other operating income                  507        164         209.1         327
--------------------------------------------------------------------------------
Operating costs                      44 235     31 726          39.4      85 869
--------------------------------------------------------------------------------
Depreciation and write-downs          4 223      2 790          51.4       6 319
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
OPERATING PROFIT                        906      4 084         -77.8      13 669
--------------------------------------------------------------------------------
% of net sales                          1.9       10.6             -        13.0
--------------------------------------------------------------------------------
Financing income and expenses         - 799         78           - 1       - 242
                                                               124.4
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
PROFIT BEFORE EXTRAORDINARY ITEMS       107      4 162        - 97.4      13 427
--------------------------------------------------------------------------------
% of net sales                          0.2       10.8             -        12.7
--------------------------------------------------------------------------------
Extraordinary items                 - 1 420          -             -       - 857
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
PROFIT BEFORE TAXES                 - 1 313      4 162       - 131.5      12 570
--------------------------------------------------------------------------------
% of net sales                         -2.7       10.8             -        11.9
--------------------------------------------------------------------------------
Income taxes                          - 273    - 1 202        - 77.3     - 3 784
--------------------------------------------------------------------------------
Minority interests                      287          -             -          -7
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
CONSOLIDATED PROFIT FOR THE REVIEW  - 1 299      2 960       - 143.9       8 779
PERIOD
--------------------------------------------------------------------------------

ENCL. 2 TO EIMO'S STOCK EXCHANGE RELEASE 15.8.01   5 (6)

--------------------------------------------------------------------------------
Consolidated balance sheet           30.6.01   30.6.00                 31.12.00
--------------------------------------------------------------------------------
                                       1 000     1 000       Change %     1 000
                                         EUR       EUR                      EUR
--------------------------------------------------------------------------------
ASSETS
--------------------------------------------------------------------------------
NON-CURRENT ASSETS
--------------------------------------------------------------------------------
Intangible assets                      3 295       422          680.8     1 323
--------------------------------------------------------------------------------
Tangible assets                       56 152    43 791           28.2    55 388
--------------------------------------------------------------------------------
Investments                            2 258        71        3 080.3     2 158
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
CURRENT ASSETS
--------------------------------------------------------------------------------
Inventories                           14 003    11 152           25.6    16 422
--------------------------------------------------------------------------------
Long-term receivables                     48         -              -         -
--------------------------------------------------------------------------------
Deferred tax receivable                1 361       318          328.0         -
--------------------------------------------------------------------------------
Short-term receivables                21 468    15 338           40.0    25 109
--------------------------------------------------------------------------------
Cash and bank accounts                 5 100       593          760.0     1 665
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
TOTAL ASSETS                         103 685    71 685           44.6   102 065
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
Share capital                         11 600    11 600              -    11 600
--------------------------------------------------------------------------------
Share premium account                 18 124    18 124              -    18 124
--------------------------------------------------------------------------------
Retained  earnings                    19 265    17 925            7.5    23 345
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
MINORITY INTERESTS                     1 535         -              -     1 664
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
LIABILITIES
--------------------------------------------------------------------------------
Deferred tax liability                 3 101     2 312           34.1     2 980
--------------------------------------------------------------------------------
Non-current liabilities
--------------------------------------------------------------------------------
Interest bearing liabilities          27 464     9 695          183.3    16 107
--------------------------------------------------------------------------------
Current liabilities
--------------------------------------------------------------------------------
Interest bearing liabilities           6 151       131        4 595.4     4 059
--------------------------------------------------------------------------------
Other non-interest bearing            12 102     8 416           43.8    20 612
liabilities
--------------------------------------------------------------------------------
Accruals and deferred income           4 343     3 482           24.7     3 574
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
TOTAL LIABILITIES AND                103 685    71 685           44.6   102 065
SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

ENCL. NO. 3 TO EIMO'S STOCK EXCHANGE RELEASE 15.8.01  6 (6)

--------------------------------------------------------------------------------
Financial ratios                    30.6.01     30.6.00   Change %      31.12.00
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Return on equity (ROE), %             - 1.1        11.4                     16.9
--------------------------------------------------------------------------------
Return on investment (ROI), %           2.5        14.8                     21.0
--------------------------------------------------------------------------------
Equity ratio, %                        49.5        67.8                     55.0
--------------------------------------------------------------------------------
Net Gearing, %                         56.4        19.4                     33.8
--------------------------------------------------------------------------------
Current Ratio                           1.8        2.25                     1.53
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Gross investments in fixed            7 059      12 365     - 42.9        28 785
assets, 1 000 EUR
--------------------------------------------------------------------------------
% of net sales                         14.4        32.2          -          27.3
--------------------------------------------------------------------------------
Average number of personnel             910         712       27.8           768
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
PER SHARE RATIOS
--------------------------------------------------------------------------------
Earnings per share (EPS),           - 0.006       0.063    - 110.0         0.200
EUR
--------------------------------------------------------------------------------
Shareholders equity per               1.056       1.027        2.8         1.144
share, EUR
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
SECURITIES AND GUARANTEES,
1 000 EUR
--------------------------------------------------------------------------------
Securities for own liabilities       57 264      16 320      250.9        24 985
--------------------------------------------------------------------------------
Other own liabilities                    77           -          -             -
--------------------------------------------------------------------------------
Nominal value of                          -           -          -             -
derivative contracts
--------------------------------------------------------------------------------
On behalf of outsiders                    -           -          -             -
--------------------------------------------------------------------------------

EIMO OYJ STOCK EXCHANGE RELEASE 15.8.2001 AT 8.30            1 (3)

EIMO AND DOW TO COLLABORATE ON THE DEVELOPMENT AND MANUFACTURE OF

INNOVATIVE ENCLOSURES

Eimo Oyj and Inclosia Solutions (x), a business unit of The Dow Chemical Company (Midland, Mich., U.S.A.), have agreed to jointly develop and manufacture functionally integrated enclosure systems for innovative applications in the converging telecom and datacom device markets.

The cooperation between Eimo and Inclosia (xx) is expected to leverage the two companies' expertise and development capabilities in the field of innovative enclosure systems and to yield advanced enclosure product concepts and products.

Dow recently formed Inclosia Solutions to target the growing segment for innovative electronics enclosures, which is expected to reach $4 billion in 2003. Inclosia brings integrated solutions to increase speed-to-market and to create unique and differentiated products for electronics manufacturers by combining Dow expertise in material science, design and engineering with advanced technology and global program execution. Inclosia customers can draw on a comprehensive portfolio of services, including material science, design, engineering, prototyping, tooling and fabrication. Inclosia will combine this offering with technologies and manufacturing excellence from Eimo, who is a strategic ally to the new business. Eimo is recognized as a world-class enclosure manufacturer and a leader in decoration, tooling and automation technologies.

"Inclosia has the integrated capabilities for the complete enclosure product development process, from early design development through manufacturing," said Karen Fennessy-Ketola, business development manager for Inclosia Solutions. "Our alliance with Eimo will allow us to quickly develop and deliver innovative products for our customers, as well as introduce a broad range of new technologies into a production environment."

With this alliance Eimo strengthens its presence in the market for advanced, innovative enclosures. Eimo expects the added development work to increase its overall research and development spending from 2.3 percent of sales in 2000, despite fast growing sales.

"Our alliance with Inclosia provides Eimo with excellent opportunities for further growth," said Heikki Marttinen, chief executive officer of Eimo. "It demonstrates that our chosen global strategy is yielding benefits to our customers and providing them a platform for success."

Eimo and Inclosia will immediately begin joint development programs for advanced enclosure solutions. Initially the alliance targets manufacturers of mobile phones, personal digital assistants and convergent telecom and datacom devices. First commercial activities are expected later in 2001.

Eimo is a leading strategic industrial supplier of precision components to the wireless communications industry, with over 16 years experience in the development and manufacturing of enclosures for mobile phones. After its pending merger with Triple S Plastics Inc. (Portage, Mich., U.S.A.) is completed, Eimo will have a worldwide presence with eleven injection molding facilities on four continents, and annual sales of over EUR 250 million.

More information about Eimo is available at www.eimo.com.
                                            ------------

Dow is a leading science and technology company that provides innovative chemical, plastic, and agricultural products and services to many essential consumer markets. With annual sales of approximately $30 billion, Dow serves customers in more than 170 countries and a wide range of markets that are vital to human progress, including food, transportation, health and medicine, personal and home care, and building and construction, among others. Committed to the principles of sustainable development, Dow and its 50,000 employees seek to balance economic, environmental and social responsibilities.


     Additional information about Inclosia Solutions is available by contacting the Dow Customer Information Group at 1 800 4414369 (in North America) or +1 989 8321556.

x) Inclosia Solutions is a business unit of the Dow Chemical Company and its subsidiaries.

(xx)Inclosia is a trademark and service mark of The Dow Chemical Company.


Eimo Oyj
Heikki Marttinen
President and CEO


Further information:
Elmar Paananen, Vice Chairman, Investor Relations, Eimo Oyj
+ 358 500 503865
elmar.paananen@eimo.com

Kathleen Wilson, Business Communications, Dow Plastics
+ 1 989 6384180
kawilson@dow.com

DISTRIBUTION:
HEX Helsinki Exchange
Press

                                                                           3 (3)
This press release includes statements that constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. This information involves risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. For certain information regarding these risks and uncertainties, reference is made to Eimo's Registration Statement on Form F-4 filed with the United States Securities and Exchange Commission on July 13, 2001 (copies of the prospectus from such registration statement are available from Eimo upon written request).

EIMO OYJ STOCK EXCHANGE RELEASE 16.08.2001 AT 8.30                        1 (2)

EIMO - TRIPLE S MERGER COMPLETED

Eimo announced today that the merger between Triple S Plastics, Inc. and a wholly-owned subsidiary of Eimo has been consummated, whereby Triple S has become a fully owned subsidiary of Eimo. Trading of Eimo's ADSs on the NASDAQ National Market is expected to begin on 16.08.2001 under the trading symbol EIMO.

As a result of the merger, Eimo will be one of the world leaders in supplying precision parts to the mobile communications industry, with eleven injection molding facilities on four continents and unaudited pro forma yearly sales exceeding EUR 250 million for calendar year 2000.

In accordance with the merger terms, Eimo's Series K shares soon will be converted to Series A shares on a one-for-one basis. The holders of all Series K shares have already demanded conversion of all their Series K shares into Series A shares. Following the conversion, Eimo will have only Series A shares outstanding and no Series K shares will be outstanding.

Yesterday evening, in connection with the merger, the Board of Directors of Eimo, based on decisions by the Shareholders' Meeting earlier during the day, decided that the share capital of Eimo will be increased by EUR 4,525,000 through the issuance of 18,100,000 new Series A shares, and that a total of up to 459,700 warrants (options) will be issued resulting upon exercise in a share capital increase of up to EUR 517,162.50 through the issuance of up to 2,068,650 Series A shares.

Based on this share capital increase and the number of Eimo shares currently outstanding, and assuming the conversion of all Eimo's Series K shares into Series A shares as provided by the merger agreement, the number of Eimo Series A shares outstanding after the merger will be 64,500,000. The number of Series A shares is subject to adjustment each time options and warrants are exercised.

Based on the foregoing, the following major shareholders hold at least 5 % of Eimo's outstanding shares:

                                  Number of      % of shares
                               Series A-shares    and votes

Jalo Paananen                     4,500,000          7.0%
Victor V. Valentine, Jr.          4,090,790          6.3%
Daniel B. Canavan                 4,053,010          6.3%
Annamari Jukko                    3,483,748          5.4%
Elmar Paananen                    3,483,748          5.4%
Topi Paananen                     3,483,748          5.4%

No other shareholders are believed to hold 5 % or more of Eimo's shares or votes.

Eimo Oyj
Heikki Marttinen
President and CEO

Further information:

Heikki Marttinen, President and CEO                     +358-3-85050
Elmar Paananen, Vice Chairman, IR                       +358-500-503 865
(until 2 p.m. today GMT+3)


DISTRIBUTION:
HEX Helsinki Exchange
Press

This press release includes statements that constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. This information involves risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. For certain information regarding these risks and uncertainties, reference is made to Eimo's Registration Statement on Form F-4 filed with the United States Securities and Exchange Commission on July 13, 2001 (copies of the prospectus from such registration statement are available from Eimo upon written request).